Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for March 2016 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for March 2016 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In March 2016, the combined passenger traffic (measured by revenue passenger kilometres (“RPK”)) of the Group increased as compared to the same period last year (a year-on-year (“YoY”) basis) and decreased as compared to last month (a month-on-month (“MoM”) basis), respectively. Compared to the same period last year, passenger capacity (measured by available seat kilometers(“ASK”)) increased by 5.96%. Of which, passenger capacity for domestic routes decreased by 1.11%, passenger capacity on regional routes decreased by 0.52% and passenger capacity for international routes increased by 29.81%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic increased by 2.19%. Of which, passenger traffic for domestic routes decreased by 5.4%, passenger traffic on regional routes increased by 4.11% and passenger traffic on international routes increased by 27.55%, respectively as compared to the same period last year. The passenger load factor was 79.67%, representing a decrease of 2.94 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, international routes decreased by 3.61 percentage points and 1.42 percentages point as compared to the same period last year, respectively, while the passenger load factor for regional routes increased 3.19 percentages as compared to the same period last year.

In terms of cargo operations, in March 2016, cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased as compared to the same period last year and to last month, respectively. Cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 15.66%, cargo and mail traffic increased by 20.97% as compared to the same period last year. The cargo load factor was 50.34%, representing an increase of 2.21 percentage points as compared to the same period last year.

In March 2016, the Group introduced two B737-800 aircraft, and terminated a lease of one B737-700. As of the end of March 2016, the Group operated a fleet of 669 aircraft.

KEY OPERATION DATA OF MARCH 2016

Capacity	March 2016			Cumulative 2016
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	11510.62	-1.84	-5.4	34485.93	-0.28
Regional	276.04	-17.72	4.11	891.98	4.1
International	4619.18	-4.36	27.55	14212.28	29.5
Total	16405.84	-2.87	2.19	49590.18	6.84
RTK (in million)
Domestic	1169.72	5.67	-4.26	3425.63	-0.14
Regional	26.27	-12.22	4.28	82.43	3.66
International	782.86	22.87	29.02	2201.76	25.01
Total	1978.85	11.55	6.75	5709.82	8.33
RTK - Cargo and Mail (in million)
Domestic	143.09	56.86	1.85	397.36	0.93
Regional	1.77	57.19	1.65	4.79	-2.46
International	373.57	70.88	30.46	957.6	19.82
Total	518.43	66.71	20.97	1359.75	13.52
Passengers carried (in thousand)
Domestic	7835.23	0.3	-5.22	23101.37	-1.29
Regional	205.04	-18.78	5.46	668.39	7.29
International	1141.47	-6.98	21.64	3507.09	24.5
Total	9181.73	-1.18	-2.32	27276.85	1.62
Cargo and mail carried (in thousand tonnes)
Domestic	88.71	52.99	1.03	246.51	0.38
Regional	1.63	59.57	3.79	4.35	-2.64
International	43.02	68.58	27.9	110.48	17.46
Total	133.36	57.77	8.42	361.34	5.01

Capacity	March 2016			Cumulative 2016
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	14443.74	-0.66	-1.11	43511.37	2.55
Regional	384.75	-13.02	-0.52	1214.5	2.9
International	5763.97	-1.55	29.81	17527.86	30.56
Total	20592.45	-1.17	5.96	62253.73	9.15
ATK (in million)
Domestic	1687.88	-1.36	-1.45	5101.75	2.42
Regional	45.84	-14.6	-0.14	146.42	4.8
International	1149.46	12.14	30.51	3321.99	28.65
Total	2883.17	3.35	9.24	8570.15	11.25
ATK - Cargo and Mail (in million)
Domestic	387.94	-3.64	-2.57	1185.73	1.97
Regional	11.21	-19.15	1.06	37.11	10.83
International	630.7	26.63	31.09	1744.48	26.96
Total	1029.8	12.61	15.66	2967.32	15.45

Load Factor	March 2016			Cumulative 2016
	Figure (%)	MoM Change (%)	YoY Change (%)	Figure (%)	YoY Change (%)
Passenger Load Factor (RPK/ASK)
Domestic	79.69	-0.96	-3.61	79.26	-2.26
Regional	71.75	-4.09	3.19	73.44	0.85
International	80.14	-2.35	-1.42	81.08	-0.67
Total	79.67	-1.4	-2.94	79.66	-1.73
Cargo and Mail Load Factor
Domestic	36.88	14.22	1.6	33.51	-0.34
Regional	15.8	7.67	0.09	12.91	-1.76
International	59.23	15.34	-0.28	54.89	-3.27
Total	50.34	16.34	2.21	45.82	-0.78
Overall Load Factor (RTK/ATK)
Domestic	69.3	4.61	-2.03	67.15	-1.72
Regional	57.3	1.56	2.43	56.29	-0.62
International	68.11	5.95	-0.78	66.28	-1.93
Total	68.63	5.04	-1.6	66.62	-1.8

Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

15 April 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.